UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                                                    SCHEDULE 13D
                                                               (Amendment No. 4)



                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         Quest Diagnostics Incorporated
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                    74834L 10 0
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                                 (CUSIP Number)

                  Donald F. Parman, GlaxoSmithKline
                     One Franklin Plaza, Philadelphia, PA  19102
                               Telephone 215-751-7633

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                                               December 14, 2004
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 4 amends and supplements the Statement of Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on August 25, 1999 (the "Initial Statement"), and subsequent amendments filed electronically with the Commission on May 14, 2001, May 22, 2002, and June 29, 2004.

The undersigned hereby further amends and supplements Items 2 and 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

                                  SCHEDULE 13D

CUSIP NO. 74834L100

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GlaxoSmithKline plc

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

         OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


         England and Wales
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                 18,252,154
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                           18,252,154
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,252,154
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.5%
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14   TYPE OF REPORTING PERSON*

         CO


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.


Item 2.  Identity and Background.

                  (a)

         (b)

         (c) Set forth in Schedule I to this Amendment ("Schedule I") are the names, business address and present principal occupation or employment of each executive officer and director of the Company.

         (d) During the last five years, there have been no criminal proceedings against the Company or, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2.

                  (e) During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2 has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each executive officer and director of the Company is set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration.


Item 4.  Purpose of Transaction.


Item 5.  Interest in Securities of the Issuer.

         (a)   Amount and Percent Beneficially Owned
               Registered Name                    No. of Shares          Percent
               SmithKline Beecham Corporation     18,252,154             18.5%

         (b)

         (c) On December 14, 2004, the Company sold 2,700,000 shares to the Issuer for $94.19 per share.

         (d)

         (e)


Item 6.   Contracts, Arrangements, Understandings or
          Relationship With respect to Securities of the Issuer.


Item 7.   Materials to be Filed as Exhibits.



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  December 15, 2004                            GLAXOSMITHKLINE PLC


                                       By:
                                           S.M. BICKNELL Company Secretary

                         SCHEDULE I


                                              Principal
                                              Occupation
Name                    Business Address      or Employment          Citizenship

Board of Directors

Dr.Jean-Pierre Garnier One Franklin Plaza     Chief Executive Officer French/USA
                       Philadelphia, PA
                       19102

John D. Coombe         980 Great West Road    Chief Financial Officer    British
                       Brentford
                       Middlesex
                       England TW8 9GS

Dr.Tadataka Yamada     709 Swedeland Road     Executive Director             USA
                       King of Prussia, PA    Chairman Research and
                       19406                  Development


Sir Christopher Hogg   980 Great West Road    Company Director           British
                       Brentford
                       Middlesex, England
                       TW8 9GS

Sir Crispin Davis      980 Great West Road    Company Director           British
                       Brentford
                       Middlesex, England
                       TW8 9GS

Sir Peter Job          980 Great West Road    Company Director           British
                       Brentford
                       Middlesex
                       England
                       TW8 9GS

Sir Ian Prosser        980 Great West Road    Company Director           British
                       Brentford
                       Middlesex
                       England, TW8 9GS

Dr.Lucy Shapiro        980 Great West Road    Company Director               USA
                       Brentford
                       Middlesex, England
                       TW8 9GS

Lawrence Culp          980 Great West Road    Company Director               USA
                       Brentford
                       Middlesex, England
                       TW8 9GS

Sir Christopher Gent   980 Great West Road    Company Director           British
                       Brentford
                       Middlesex
                       England, TW8 9GS


Sir Deryck Maughan     980 Great West Road    Company Director           British
                       Brentford
                       Middlesex, England
                       TW8 9GS

Dr. Ronaldo Schmitz    980 Great West Road    Company Director            German
                       Brentford
                       Middlesex, England
                       TW8 9GS

Sir Robert Wilson      980 Great West Road   Company Director           British
                       Brentford
                       Middlesex, England
                       TW8 9GS

GlaxoSmithKline
Company Secretary

Simon Bicknell         980 Great West Road   Company Secretary           British
                       Brentford
                       Middlesex, England
                       TW8 9GS

GlaxoSmithKline
Corporate Executive Team

Dr.Jean-Pierre Garnier One Franklin Plaza     Chief Executive Officer French/USA
                       Philadelphia, PA
                       19102

John D. Coombe         980 Great West Road    Chief Financial Officer    British
                       Brentford
                       Middlesex
                       England TW8 9GS

Rupert M. Bondy        980 Great West Road    Senior Vice President      British
                       Brentford              and General Counsel
                       Middlesex
                       England TW8 9GS

Ford Calhoun           One Franklin Plaza     Chief Information Officer      USA
                       Philadelphia, PA
                       19102

Marc Dunoyer           GSK Building           President                   French
                       6-15, Sendagaya        Pharmaceuticals Japan
                       4 chome,Shibuya-ku
                       Tokyo 151-8566

Russell Greig          980 Great West Road    President                  British
                       Brentford              Pharmaceuticals
                       Middlesex              International
                       England, TW8 9GS

Daniel J. Phelan       One Franklin Plaza     Senior Vice President          USA
                       Philadelphia, PA       Human Resources
                       19102

David Pulman           Five Moore Drive       President                  British
                       PO Box 13398           Global Manufacturing
                       Research Triangle      & Supply
                       Park, North Carolina
                       27709

David M. Stout         One Franklin Plaza     President Pharmaceutical       USA
                       Philadelphia, PA       Operations
                       19102

Christopher Viehbacher Five Moore Drive       President                  German/
                       PO Box 13398           US Pharmaceuticals        Canadian
                       Research Triangle Park
                       North Carolina 27709

Andrew Witty           980 Great West Road    President                  British
                       Brentford              Pharmaceuticals Europe
                       Middlesex
                       England, TW8 9GS

Dr. Tadataka Yamada    709 Swedeland Road     Executive Director             USA
                       King of Prussia, PA    Chairman Research and
                       19406                  Development

Jennie Younger         980 Great West Road    Senior Vice President      British
                       Brentford              Corporate Communications
                       Middlesex              & Communtiy Partnerships
                       England, TW8 9GS

Jack Ziegler           One Franklin Plaza     President                      USA
                       Philadelphia, PA       Consumer Healthcare
                       19102